American Racing Capital, Inc.
P.O. Box 22002
San Diego, CA 92192
(800) 230-7132

July 19, 2007

VIA FAX (202)772-9202

AND EDGAR

Joshua Ravitz, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.W.
Mail Stop 3651
Washington, D.C. 20549

Re:	American Racing Capital, Inc.
Form SB-2 Filed on June 8, 2007
File No. 333-142381

Dear Mr. Morris:

The following are our responses to the verbal comments to the Form SB-2 Registration Statement filed on June 27, 2007:

1.
In the Form SB-2 filed June 8, 2007, we registered 3,778,466 shares. This was based on the following: 11,335,398 non-affiliate shares multiplied by 1/3rd equals 3,778,466 shares to be registered (or 1/3rd of the non-affiliate shares). At such time, the Company had 33,185,398 total shares outstanding. 21,850,000 shares were held by affiliates.

In the Form SB-2 filed previously to that on April 26, 2007, we had registered 2,187,133 shares. This was based on the following: 6,561,398 non-affiliate shares multiplied by 1/3rd equals 2,187,133 shares to be registered (or 1/3rd of the non-affiliate shares). At such time, the Company had stated it had 27,911,398 total shares outstanding. 21,550,000 shares were held by affiliates. This was a mistake. The Company actually had 31,145,398 shares outstanding.

The 5,274,000 share increase (33,185,398 less 27,911,398) in outstanding shares was actually only 2,040,000 shares (33,185,398 less 31,145,398). The issuance of 2,040,000 shares between April 26, 2007 and June 8, 2007 was all undertaken pursuant to the Form S-8 filed by us on April 1, 2007. Therefore, Item 26 (Recent Sales of Unregistered Securities) contained no new additional unregistered shares and was not required to. All additional shares (2,040,000) were registered shares pursuant to the Company’s Form S-8. Please note that the corresponding increase in the shares being registered is also a result of this increase in the outstanding shares, all of which are held by non-affiliates of the Company.

2.
On April 1, 2007 we filed a registration statement on Form S-8 relating to 5,000,000 shares of our common stock, par value $0.001 per share, issuable to our eligible employees, directors and consultants under the American Racing Capital, Inc. 2007 Stock Incentive Program.

Please note that as of today’s date, the Company now has 33,875,398 shares outstanding (an additional 690,000 shares all issued pursuant to the Company’s Form S-8). The non-affiliate shares are now 12,025,398 (affiliates presently hold 21,850,000 shares. Based on this, the Company can now register 4,008,466 shares which represents 1/3rd of the Company’s non-affiliate shares.

Very truly yours,

AMERICAN RACING CAPITAL, INC.

By:	/s/ A. Robert Koveleski
A. ROBERT KOVELESKI
President
Chief Executive Officer and Interim Principal Accounting Officer